HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 19, 2007

Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tongji Healthcare Group, Inc.
            Registration Statement on Form SB-2 Amendment #3
            File No. 333-140645

      This office represents Tongji Healthcare Group, Inc. (the "Company"). Amendment #3 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated June 22, 2007. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The letters "FS" under the page number column are references to pages in the Company's financial statements.
                                                                     Page Number
                                                                     -----------

1.     Comment complied with.                                             5, 6

2.     In the Risk Factor which is the subject of this
       comment the Company has briefly described the nature
       of the proposed regulations which, if implemented, could:           N/A

     o    prevent sales of drugs and medications by hospitals,
     o change the prices the Company can charge for medical services and medications, and
     o    increase the number of healthcare facilities.

       Insofar as quantifying the potential impact of these regulations, the risk factor states that (i) during the year ended December 31, 2006 approximately 50% of the Company's revenues were derived from the sales of drugs and medications and (ii) increasing the number of healthcare facilities would increase competition. However, the risk factor also states that the Company cannot predict the impact of these proposed changes.

       Based upon the foregoing, we believe that the Company, in the risk factor as written, has either provided all disclosures requested by the staff which the Company is able to provide or has indicated why it is unable to provide the other disclosures requested by the staff.

Sonia Barros
Securities and Exchange Commission
June 12, 2007
Page 2


                                                                     Page Number
                                                                     -----------

3.    Comment complied with.                                                 8

4.    Comment complied with.                                                14

5.    Comment complied with.                                                24

6.    Comment complied with.                                                24

7.    Comment complied with.                                            FS 6, 7

8.    Comment complied with.                                              FS 8

9.    We have removed the section of the prospectus captioned
      "Experts" since it is not required.                                  N/A


                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.


                                    By
                                         William T. Hart